Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges	Year Ended December 31,					Three months ended March 31, 2009
	2008	2007	2006	2005	2004
Fixed Charges :
Interest expense, capitalized leases and amortization of debt discount and expense	$17,721	$16,135	$14,453	$19,463	$19,723	6,057

Estimate of interest within rental expense	19,207	16,033	16,733	15,834	13,122	6,059

Total Fixed Charges	$36,928	$32,168	$31,186	$35,297	$32,845	12,116

Earnings :
Consolidated net income	$65,788	$(7,328)	$(50,348)	$(14,616)	$(49,437)	11,929
Addback:
Minority interest	$—	$2,459	$2,294	$1,714	$333	—
Loss from discontinued operations	814	13,611	90,398	35,947	37,933	—
Consolidated provision for income taxes	870	—	—	—	—	101
Fixed charges less interest capitalized	36,928	32,168	31,186	35,297	32,845	12,116

Subtotal Earnings	$104,400	$40,910	$73,530	$58,342	$21,674	24,146

Less : Undistributed earning of less-than-50% owned affiliates	—	119	5,772	285	—	—

Total Earnings	$104,400	$40,791	$67,758	$58,057	$21,674	24,146

Ratio of Earnings to Fixed Charges	2.8x	1.3x	2.2x	1.6x	— (1)	2.0x

(1)	For the year ended December 31, 2004 we had an earnings-to-fixed charges coverage deficiency of approximately $11.2 million.